UTIME LIMITED
7TH FLOOR BUILDING 5A
SHENZHEN SOFTWARE INDUSTRY BASE
NANSHAN, SHENZHEN
PEOPLE'S REPUBLIC OF CHINA
518061

SCAN TO VIEW MATERIALS & VOTE

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on January 25, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
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VOTE BY PHONE - 1-800-690-6903
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VOTE BY MAIL
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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V83174-Z92025 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

UTIME LIMITED

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	To consider and approve a proposal, as an ordinary resolution, to approve an amendment to the authorized share capital of the Company to effect a consolidation of the Company's Class A ordinary shares, par value $0.10 per share (the "Class A Ordinary Shares"), on either a five-for-one basis or a six-for-one basis, as may be finally determined by the board of directors (the "Board") such that each authorized five Class A Ordinary Shares of par value US$0.10 be consolidated into one Class A Ordinary Share with a par value of US$0.50 each or US$0.60 each, with the final ratio, implementation and timing of such consolidation to be completed as soon as possible following shareholder approval, as determined at the discretion of the Board (the "Current Share Consolidation").	☐	☐	☐
2.	To consider and approve by an ordinary resolution that, immediately following the Current Share Consolidation, subject to the Current Share Consolidation being approved, the authorized share capital of the Company be increased either, depending on the result of the Current Share Consolidation: a. **from** US$1,000,000 divided into: (i) 1,800,000 Class A Ordinary Shares of a par value of US$0.5 each; and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.001 each to either, depending on the final ratio of the Current Share Consolidation to US$450,100,000 divided into 900,000,000 Class A Ordinary Shares, of a par value of US$0.5 each and (ii) 100,000,000 Class B ordinary shares, of a par value of US$0.001 each **by** the creation of 898,200,000 Class A Ordinary Shares, of par value of US$0.5 each and 100,000,000 Class B ordinary shares, of a par value of US$0.001 each; or b. **from** US$1,000,000 divided into: (i) 1,500,000 Class A Ordinary Shares of a par value of US$0.6 each; and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.001 each to either, depending on the final ratio of the Share Consolidation **to** US$540,100,000 divided into 900,000,000 Class A Ordinary Shares, of a par value of US$0.6 each and (ii) 100,000,000 Class B ordinary shares, of a par value of US$0.001 each **by** the creation of 898,500,000 Class A Ordinary Shares, of par value US$0.6 each (the "Share Capital Increase").	☐	☐	☐
3.	To consider and approve by a special resolution that, subject to the Current Share Consolidation and Share Capital Increase being approved, the Second Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association, effective immediately following the Current Share Consolidation and Share Capital Increase, in the form attached as Exhibit A to the notice of meeting.	☐	☐	☐
4.	To consider and approve a proposal, as an ordinary resolution, subject to the Current Share Consolidation and Share Capital Increase being approved, to approve an amendment to the authorized share capital of the Company to effect a consolidation of the Company's Class A Ordinary Shares, of such par value as results from the Current Share Consolidation (if passed and implemented), at a ratio within the range of 10:1 to 200:1 (the "Ratio"), as determined at the discretion of the Board, with the ratio, implementation and timing of one or more such consolidations to be completed at any time within the next twelve (12) months as the Board may determine in its sole discretion for the purposes of regaining and maintaining compliance with the Nasdaq listing rules (the "Potential Share Consolidation").	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V83175-Z92025

UTIME LIMITED

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

to be held on January 26, 2026
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered Holder of ________ Class ____ Ordinary Shares, ("Ordinary Shares"), of UTime Limited (the "Company"), hereby appoint Mr. Hengcong Qiu, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting[2] (or at any adjournment or postponement thereof) of the Company to be held at 10:00 AM, Eastern Time, on January 26, 2026 at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen 518061, China (the "Meeting").

[1] Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2] If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out "Mr. Hengcong Qiu, the CEO of the Company or". A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated.

Continued and to be signed on reverse side